Mail-Stop 4561
									November 22, 2006

Via facsimile and U.S. Mail
Mr. Aubrey L. Dunn, Jr.
President and Chief Executive Officer
First Federal Banc of the Southwest, Inc.
300 North Pennsylvania Avenue
Roswell, New Mexico 88201

Re:    First Federal Banc of the Southwest, Inc.
                     Preliminary Proxy Statement
	         File No. 0-51243
                     Filed November 17, 2006

Dear Mr. Dunn:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Revise the cover page to put the purchase price in context by indicating the closing price of a date prior to the announcement of the offer.

Preliminary Proxy
Summary Term Sheet
2. Revise the first sentence of the first paragraph to indicate that this is a summary of the "material terms".

Questions and Answers, page 1
3. Revise to add a Q&A to address when trading will or is expected to stop in FFSW common stock for those who may want to sell their shares.

Background of the Agreement, page 11
4. Revise the second paragraph near the bottom of page 11 to disclose the range of values presented to the Board for both the share value and the whole-bank basis value.
5. Revise the fourth full paragraph on page 12 to disclose all three offers or the range of values offered. In addition, disclose why the other 2 institutions were not given an opportunity to increase their offers.
6. Revise the disclosures in the carryover paragraph from page 11 to disclose the "certain adjustments to the purchase price".
7. Revise the last paragraph on page 12 to disclose whether the revised proposal on September 8 raised or lowered its offer. In addition, briefly describe the assets to be disposed of and the limitation on expenses.
8. Revise the first full paragraph on page 13 to disclose whether all directors and executive officers signed the non-solicitation agreement.
9. Provide the staff with a copy of the Boardbooks (materials used by
Baxter Fentriss to analyze the fairness to stockholders) provided to the Board. In this regard, see those items starting with the penultimate paragraph on page 16.
10. With regard to the last paragraph on page 13, and the disclosure that the Board reviewed the Severance and Retention Plans, revise to disclose if any changes were made to the existing plans during the last 12 months, and, if so, describe the changes. If not, indicate that no changes were made.

FFSW`s Reasons for the Acquisition ...., page 14
11. Revise the fourth bullet to add the words, "was fair" after the word, "stockholders".

Rights of Dissenting Stockholders, page 23
12. Revise number 4. on page 24 to disclose the name and address where the written demand letter should be sent and what language is necessary. Likewise, revise number 1. to include similar
disclosures
(possibly moving the disclosures in the last paragraph to therein. Financial Interests of Directors and executive Officers ..., page 26
13. Revise the disclosures for the Employment and Non-Compete Agreements to quantify the dollar amount increases from pre-existing agreements.
14. Revise the disclosures under "Conversion of Stock Options" to disclose whether the conversion relates to vested and/or unvested options.

Agreement Not to Solicit Other Offers, page 33
15. Noting the reference to Section 6.07 of the Agreement, revise to add a preamble stating that the disclosure herein contains all material terms of the Agreement.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3419.

						Sincerely,


						Christian Windsor
						Special Counsel
						Financial Services Group



CC:	Via U.S. Mail and Fax: (202) 362-2902
	Edward A. Quint, Esq.
	Luse Gorman Pomerank & Schick, P.C.
	5335 Wisconsin Avenue, NW
	Washington, DC 20015
Mr. Aubrey L. Dunn Jr.
First Federal Banc of the Southwest, Inc.
November 22, 2006
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